QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 30, 2003

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

BLUEWATER PRESS RELEASE

        Bluewater has announced today that it expects to issue up to an additional U.S.$75.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 through its wholly-owned finance subsidiary, Bluewater Finance Limited. The additional 10 1/4% Senior Notes due 2012 will be guaranteed on a senior subordinated basis by Aurelia Energy N.V. and its subsidiaries (other than Bluewater Finance Limited and a subsidiary in liquidation with no material assets, liabilities or operations) and will form a single series with Bluewater Finance Limited's outstanding 10 1/4% Senior Notes due 2012. Bluewater Finance Limited currently has U.S.$260.0 million aggregate principal amount of 10 1/4% Senior Notes due 2012 outstanding.

        The current offering will be made in accordance with Rule 144A and Regulation S under the U.S. Securities Act of 1933 (the "Securities Act"). The additional 10 1/4% Senior Notes due 2012 have not been and will not be registered under the Securities Act and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. In connection with the issuance of the additional 10 1/4% Senior Notes due 2012, Bluewater expects to enter into a registration rights agreement pursuant to which it will agree to exchange the additional 10 1/4% Senior Notes due 2012 for a like principal amount of new 10 1/4% Senior Notes due 2012 that are registered with the U.S. Securities and Exchange Commission. The registered 10 1/4% Senior Notes due 2012 issued in connection with the exchange offer will be fungible with Bluewater Finance Limited's outstanding 10 1/4% Senior Notes due 2012 for trading purposes.

        Bluewater Finance Limited expects to loan the gross proceeds from the offering of the additional 10 1/4% Senior Notes due 2012 to Bluewater Holding B.V. under an amended and restated intercompany loan agreement. Bluewater Holding B.V. expects to use the loan to temporarily repay certain indebtedness under its credit facility and to pay fees and expenses relating to the offering.

        Some of the information contained herein contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Aurelia Energy N.V.'s filings with the U.S. Securities and Exchange Commission, including those contained in its Form 20-F filed on April 15, 2003. No obligation is undertaken to publicly update or revise any forward-looking statements.

        This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ G.E. ELIAS (Signature) INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: G. E. ELIAS MANAGING DIRECTOR-CHAIRMAN

Date: April 22, 2003

QuickLinks

BLUEWATER PRESS RELEASE
SIGNATURES